Delta Air Lines, Inc.
P.O. Box 20574
Department 981
Atlanta, GA  30320-2574

November 4, 2011

Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-5546

RE:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 16, 2011 File No. 1-05424

Dear Ms. Blye:

This is in response to the Staff’s letter dated August 9, 2011 regarding Delta’s Form 10-K for the fiscal year ended December 31, 2010.  For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

1.
We note that you are listed as a carrier service provider in the List of Authorized Providers of Air, Travel and Remittance Forwarding Services to Cuba released by the Treasury Department’s Office of Foreign Assets Control.  In addition, it appears that passengers can book flights between Amsterdam and Tehran (Iran) on your website, which also lists Tehran, Khartoum (Sudan), and Damascus (Syria), among the airports to and from which you apparently arrange passenger flights.  As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

U.S. Securities and Exchange Commission
November 4, 2011

Please describe to us your past, current and anticipated contacts with the referenced countries, such as passenger and/or cargo flights to and from those countries, whether through subsidiaries, affiliates, joint ventures, contract carriers, codeshare or interline partners, alliances, or other direct or indirect arrangements, since your letter to us dated March 1, 2007.  Your response should include discussion of whether you have offices, facilities, equipment, ground services, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities controlled by that government.

Comment No. 1

Introduction

Delta does not operate any passenger or cargo flights to or from Cuba, Iran, Sudan or Syria (the “Four Countries”), except for passenger charter service between the U.S. and Cuba that began October 1, 2011.  Moreover, Delta has no offices, facilities, equipment, ground services, sales agents or employees in any of the Four Countries.  As discussed below, Delta’s contacts with the Four Countries are limited, and its revenues from those contacts are de minimus.

Summary of Law

U.S. law prohibits persons subject to the jurisdiction of the U.S. (“U.S. Persons”) from traveling to and from Cuba, unless (a) authorized by a specific license issued by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or (b) pursuant to the terms of a general license set forth in OFAC’s Cuban Assets Control Regulations (“CACR”).1  U.S. law also prohibits U.S. Persons from providing travel or passenger carrier services to Cuba unless these persons are specifically licensed by OFAC.  U.S. law authorizes U.S. Persons to provide cargo air transportation services to Cuba by general license set forth in the CACR.

1  31 C.F.R. Part 515.

U.S. Securities and Exchange Commission
November 4, 2011

U.S. law does not prohibit U.S. persons from traveling to and from Iran, Sudan, or Syria.2  OFAC regulations generally restrict the exportation and importation of services to and from Iran and Sudan and transactions with designated nationals of Syria, but the regulations contain an exemption for travel as well as for arrangement and facilitation of travel to and from these countries.3  Accordingly, U.S. air carriers generally are not prohibited from selling tickets for travel to or from Iran, Sudan, or Syria on flights operated by other carriers.4  However, on June 23, 2011, OFAC added Iran Air to its list of Specifically Designated Nationals (the “SDN List”).  As a result, U.S. Persons are now (a) prohibited from dealing with, or issuing tickets on flights operated by, Iran Air and (b) required to block the property and interest in property of Iran Air.

U.S. law contains broad restrictions regarding the export of goods, technology and services to Cuba, Iran, Sudan and Syria, and the import of goods and services from these jurisdictions, with limited exceptions provided by applicable regulations or government license.

2 OFAC’s Terrorism List Governments Sanctions Regulations do not prohibit travel to countries that have been designated as state sponsors of terrorism.  31 C.F.R. Part 596.  In addition, the country-specific sanctions regulations that OFAC published pursuant to the International Emergency Economic Powers Act (“IEEPA”) do not restrict travel to Iran, Sudan, or Syria. See id. Parts 560, 538, and 542.

3 Id. §§ 538.211(d), 560.210(d), and 542.206(c).

4 On August 17, 2011, President Obama signed Executive Order 13582 (the “Executive Order”), prohibiting transactions involving the Government of Syria.  Delta suspended the sale of tickets containing Syria flight segments in Delta’s reservations system and issued instructions to Global Distribution Systems such as Sabre to discontinue the sale of interline tickets on third-party carriers containing Syria flight segments.  Delta took such actions until such time as OFAC issued additional guidance regarding the implementation of the Executive Order and its impact upon booking travel to or from Syria on flights operated by non-Syrian carriers.  OFAC has since confirmed that travel and the facilitation of travel is allowed under the Executive Order, and Delta will be taking steps shortly to resume travel sales to/from Syria (provided that such travel is not on a Syrian carrier).

U.S. Securities and Exchange Commission
November 4, 2011

Planned Passenger Charter Operations to Cuba

As noted in Comment No. 1 of the Staff’s August 9, 2011 letter, Delta holds a Carrier Service Provider license (“CSP License”) that authorizes Delta to operate passenger charter service to and from Cuba consistent with, and subject to the limitations of, the CACR and OFAC guidelines.  Delta also holds a safety and security travel license issued by OFAC (“OFAC Security License”) that authorizes specified Delta personnel to travel to Cuba to conduct inspections to ensure the safety and security of passengers and aircraft.

In mid-2011, Delta entered into a charter agreement with Marazul Charters, Inc. (“Marazul”), an OFAC-licensed Carrier Service Provider, Travel Service Provider and Remittance Forwarder.  Pursuant to the agreement, Marazul lawfully charters from Delta aircraft and crew for Marazul’s Cuba passenger charter programs.  These programs involve passenger charter air transportation on the following routes for which Marazul holds U.S. Department of Transportation approval: Miami to/from Havana (effective October 1, 2011), New York JFK to/from Havana (effective November 1, 2011) and Atlanta to/from Havana (effective December 1, 2011).  Marazul manages all aspects of the charter programs under its own OFAC Carrier Service Provider license, including but not limited to applying for landing rights and flight clearances from, and making ground handling, ticketing, screening and other arrangements with, the Cuban government.  Marazul makes any required payments to the Cuban government for these arrangements. In addition, under its own Travel Service Provider license, Marazul markets the charter flights, sells tickets on the charter flights, and collects payments for those tickets.

Delta’s role is limited to the operation of passenger aircraft and the provision of crew.  Delta does not provide cargo transportation services to Cuba pursuant to the charter agreement or any other arrangement.  Under the charter agreement, Delta is paid a flat fee per flight.  Delta does not offer tickets for sale to passengers.  The charter agreement terminates on January 31, 2012 and is subject to renewal by mutual agreement.  Delta believes the amounts to be paid by Marazul to Delta in 2011 and 2012 will not be material to Delta’s results of operations for either of those years.

U.S. Securities and Exchange Commission
November 4, 2011

On two occasions in 2011, pursuant to its OFAC Security License, Delta sent representatives to Cuba to conduct safety and security inspections at local airport facilities as required by Delta’s contract with Marazul. During these licensed visits, Marazul paid the lodging, meal and ground transportation expenses of Delta’s safety inspectors.

Codeshare and Interline Agreements

Delta is a party to “codeshare” and “interline” agreements with many foreign air carriers, as described below. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights.  These agreements are typically limited to codesharing on certain routes.  All of Delta’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation and comply with U.S. law.  Delta has codeshare agreements, for example, with AeroMexico, Korean Air and Virgin Blue Airlines.  Delta does not have any codeshare agreements with any carriers based in Cuba, Iran, Sudan, or Syria.  Delta does not codeshare on any routes to or from Cuba operated by a codeshare partner.  Delta does have a passenger codeshare agreement with KLM for the city pair Amsterdam to Khartoum (Sudan).

Interline agreements are also common in the airline industry.  These agreements allow participating carriers to sell a single ticket for travel on multiple carriers, allowing the passenger’s baggage to be transferred seamlessly between connecting flights of each airline.  Interline agreements may also provide for cargo shipments between connecting flights of each airline.  Delta has entered into interline agreements with more than 200 U.S. and foreign air carriers but has no interline agreement with any carrier based in Cuba, Syria or Sudan.  Until recently, Delta had an interline agreement with Iran Air, but this agreement was terminated when OFAC added Iran Air to the SDN List.  Additionally, Northwest Airlines, Inc. (“Northwest”), which was acquired by Delta on October 29, 2008 and merged into Delta on December 31, 2009 (the “Merger Date”), had two interline agreements with Iran Air.  One of these interline agreements was terminated on the Merger Date; the other was terminated as a result of the addition of Iran Air to the SDN List.

U.S. Securities and Exchange Commission
November 4, 2011

Pursuant to codeshare and interline agreements, Delta employees or any of the tens of thousands of independent travel agents authorized to issue tickets may sell interline tickets issued under Delta’s carrier code (006) (formerly referred to as sales on “Delta ticket stock” when tickets were issued in paper form) for travel that includes flight segments operated by other carriers to or from Iran (on carriers other than Iran Air), Sudan, or Syria (on carriers other than Syrian Arab Airlines).    When these ticket sales under Delta’s carrier code occur, Delta receives a small commission (known as an “interline sales commission” or “ISC”).  As a result, Delta has lawfully received a de minimis amount of revenue from flights to certain of the Four Countries, as reported in response to Comment No. 2 below.

Delta’s compliance policy explicitly prohibits employees or independent travel agents authorized to issue tickets under Delta’s or Northwest’s carrier code (which was available through early 2010) from selling any tickets on flights to or from Cuba.

Notwithstanding Delta’s policy and compliance procedures, independent agents occasionally exceeded their authority and issued interline tickets under Delta’s or Northwest’s carrier codes for travel to or from Cuba.  The vast majority of these tickets were issued by foreign, independent travel agents booking tickets through a global distribution system (“GDS”), not through Delta’s reservation system.  These foreign, independent agents are not subject to Delta supervision or control.  As a result of these violations of Delta policy, Delta received a de minimus amount of revenue (in the form of commissions) from tickets sold using the Delta code for flights operated by non-U.S. carriers between third countries and Cuba:  $513; $1,936; $543; and $0 in 2008, 2009, 2010 and the first six months of 2011, respectively.  These amounts are also included in the chart in the response to Comment No. 2 below.

U.S. Securities and Exchange Commission
November 4, 2011

Transatlantic Joint Venture

Delta, Air France, KLM and Alitalia (collectively, the “JV Carriers”) are parties to a joint venture agreement (the “JV Agreement”), which provides for the linking of the route networks of the JV Carriers and the sharing of revenues and costs on transatlantic routes included within the scope of the joint venture.  The JV Agreement also provides for coordinated pricing, scheduling and product development on joint venture routes.  The primary geographic scope of the joint venture generally covers routes operated by one or more of the JV Carriers between North America, on the one hand, and Europe, on the other (including the Middle East, Africa and South Asia, to the extent such routes are to North America via a connection in Europe), as well as between Europe and India. Delta does not operate passenger or cargo service to any of the Four Countries, and flights to or from Cuba are not within the scope of the joint venture.  KLM currently operates flights to and from Iran and Sudan, while Air France and Alitalia currently operate flights to and from Syria.  Those flights are included in the scope of the joint venture; therefore, Delta shares in the revenues and costs associated with the flight operations pursuant to a formula set forth in the JV Agreement.  Delta’s share of revenues associated with the JV Agreement, net of expenses, for each of the Four Countries is set forth below in the response to Comment No. 2.

Other Information

Delta’s wholly owned subsidiaries, including Comair, Inc., neither operate in, nor have offices, facilities, equipment, ground services, sales agents or employees in, any of the Four Countries.  Delta also has contract carrier agreements with eight unaffiliated regional carriers, but none of these relationships involves operations in, or flights to and from, any of the Four Countries.  Delta does not own, manage or control the operations of any carrier other than Delta and Comair. As a result, Delta cannot respond to the Staff’s inquiries on behalf of or with respect to any other carrier.

Delta does not provide loans or similar financing to any government of any of the Four Countries, or entities controlled by them.  With respect to payments for services rendered, Delta has received a separate specific license from OFAC5 authorizing payments to Cuba for overflight services provided to Delta aircraft that enter airspace controlled by Cuba en route to destinations other than Cuba. Delta periodically makes such payments to the Cuban government and provides OFAC with an annual detailed accounting in accordance with the terms of its license.  In addition, Delta makes authorized payments to certain of the Four Countries for overflight and related services. The amounts paid for overflight and related services are set forth in the response to Comment No. 2.

5           This license is separate from the CSP license, discussed above.

U.S. Securities and Exchange Commission
November 4, 2011

2.          Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Your response should include any dollar amounts you have paid the governments of Cuba, Iran, Sudan, and/or Syria for overflight services provided to Delta aircraft that entered the commercial airspace of those countries en route to other destinations, and any dollar amounts you have paid related to interline flights to airline carriers located in any of the referenced countries for flight segments operated by those airline carriers.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba, Iran, Sudan, or Syria.

Delta has a corporate policy to comply with U.S. economic sanctions laws.  Delta’s total revenues for 2008, 2009, 2010 and the first six months of 2011 were $22.7 billion, $28.0 billion, $31.8 billion, and $16.9 billion, respectively.  As discussed above, Delta does not operate passenger or cargo service to or from Syria, Sudan or Iran and only in late 2011 commenced passenger charter service to Cuba in conjunction with an OFAC licensed Carrier Service Provider.  The revenue received by Delta for flights operated to or from the Four Countries, as described below, is de minimus and immaterial to investors in light of Delta’s total revenues.  Likewise, the amounts paid by Delta to Iran Air, the only carrier based in the Four Countries with which Delta had at one time (but not now) a code share or interline agreement, were de minimus and immaterial.  Additionally, Delta expects the revenues from its Cuba passenger charter operations to be de minimus and immaterial.

U.S. Securities and Exchange Commission
November 4, 2011

To the knowledge of Delta’s chief financial officer, general counsel, corporate secretary and director of investor relations, Delta has not received any comments or questions from investors or securities analysts regarding Delta’s very minimal contacts with any of the Four Countries.  Likewise, Delta does not believe its contacts with the Four Countries will cause it to be a target of groups with divestment or similar initiatives.  As a result, Delta believes its limited contacts in the Four Countries do not constitute a factor a reasonable investor would deem important in making an investment decision.

Quantitative information about revenue and expenses of Delta related to the Four Countries is set forth below.

Revenue Received by Delta from Carriers
Operating Flights in the Four Countries

Interline Commission Revenue Received by Delta*
	2008	2009	2010	2011
Cuba	$513	$1,936	$543	--

Iran	17,022	678,824	104,629	15,041

Sudan	9,318	385,767	68,600	2,318

Syria	15,515	17,179	10,139	1,247

*
Represents interline commission revenue received by Delta related to flights on other airlines to or from the country shown through June 2011.  Includes interline commission revenue received by Northwest after October 29, 2008, the date Delta acquired Northwest.

U.S. Securities and Exchange Commission
November 4, 2011

Share of Revenue from Transatlantic Joint Venture Received by Delta*
	2009	2010	2011
Cuba	--	--	--

Iran	$5,085,588	$3,706,564	$4,952,861

Sudan	661,375	750,735	924,124

Syria	605,040	766,812	803,330

*
Data is for Delta’s share of joint venture revenue, net of expenses, for each joint venture year ending March 31.  Earlier financial information is not available from the other joint venture carriers.  Joint venture financial information is reported in Euros, with the data in the chart converted to U.S. Dollars (“USD”) using the Euro to USD exchange rate as of August 31, 2011.  As discussed in the response to Comment No. 1 above, service to and from Cuba is not included in the joint venture.

U.S. Securities and Exchange Commission
November 4, 2011

Amounts Paid By Delta to Carriers
Based in the Four Countries

During 2008-2011, Delta had interline or codeshare agreements with only one air carrier based in the Four Countries – Iran Air.

Value of Interline Flights Paid by Delta to Iran Air Pursuant to Agreement*
2008	$668,284

2009	1,616,872

2010	280,774

2011	124,895

*
Data for flights on Iran Air through June 2011.  Delta terminated the interline agreement with Iran Air as a result of the addition of Iran Air to OFAC’s List of Specifically Designated Nationals on June 23, 2011.

Commissions Paid by Delta to Iran Air for Interline Flights on Delta ticketed by Iran Air*
2008	$55,083

2009	51,621

2010	13,795

2011	3,153

*
Data for flights on Iran Air through June 2011.  Delta terminated the interline agreement with Iran Air as a result of the addition of Iran Air to OFAC’s list of Specially Designated Nationals on June 23, 2011.

U.S. Securities and Exchange Commission
November 4, 2011

	Overflight Charges Paid by Delta to the Four Countries With Respect to Flights During the Following Periods
	2008*	2009	2010	2011**

Cuba	$2,431,814	$2,448,387	$2,871,170	$1,322,407

Iran	1,505,722	1,551,031	1,698,923	793,543

Sudan***	--	--	--	--

Syria	23,936	53,536	246,874****	11,464

*	Includes Northwest after October 29, 2008, the date of acquisition by Delta.
**	Through June 2011
***	Delta does not overfly Sudan
****	Includes payment for overflight charges for 1999-2000 reported by Syria as not paid by Delta.

U.S. Securities and Exchange Commission
November 4, 2011

On behalf of Delta, the undersigned acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (404) 715-2676.

Sincerely,

/S/ Jan M. Davidson
Jan M. Davidson
Director – Assistant General Counsel
  & Assistant Secretary

Cc:	Ben Hirst, Senior Vice President & General Counsel Hank Halter, Senior Vice President & Chief Financial Officer Leslie P. Klemperer, Vice President – Deputy General Counsel & Secretary